HYPERCOM CORPORATION
2851 West Kathleen Road
Phoenix, Arizona 85053
May 23, 2008
Via EDGARLink Transmission and Facsimile
Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	HYPERCOM CORPORATION (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 14, 2008
File No. 001-13521
Dear Mr. Krikorian:
This letter responds to the Staff’s comment letter concerning our Annual Report on Form 10-K for the year ended December 31, 2007, as set forth in the Staff’s letter dated April 24, 2008. We understand that the purpose of your review is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.
For your convenience, the Staff’s comments are repeated below in bold, with our responses to the comments set forth immediately thereafter.
Form 10-K for the Fiscal Year Ended December 31, 2007
General
1. We are in receipt of your confidential treatment request, CF Control #21770. Comments with respect to the application will be provided promptly in a separate letter.
Response:
We have received your comments with respect to this application and will reply by a separate letter.
Business
Product Lines and Services
Services, page 9

2. In your discussion of services, you indicate on page 10 that Trusted Transaction Services will provide a support infrastructure for your multi-application operating systems to deliver transactions to processing entities and that you believe it will continue to support your growth beyond the payments industry into the information delivery market. Please ensure that future discussion clarifies the current status of these applications. Refer to Item 101(c)(1)(ii) of Regulation S-K.
Response:
We respectfully submit that in our Annual Report on Form 10-K for the year ended December 31, 2008 and, where appropriate, in our other periodic filings, we will discuss the current status of our Trusted Transaction Services as it relates to supporting our multi-application operating systems to deliver transactions, as well as our outlook or actual experience related to the non-payment industry information delivery market.
Proprietary Rights, page 14
3. You indicate that you rely upon patents, copyrights and trademark and trade secret laws to establish and maintain your proprietary rights in your technology and products. Please clarify their importance and the duration of your current patents. See Item 101(c)(1)(iv) of Regulation S-K.
Response:
We respectfully submit that in our Annual Report on Form 10-K for the year ended December 31, 2008 and, where appropriate, in our other periodic filings, we will discuss the importance and duration of our current patents under Item 101(c)(1)(iv) of Regulation S-K. The information provided will be similar to the following:
“We seek to establish and maintain our proprietary rights in our technology and products through the use of patents, copyrights, trademarks and trade secret laws. We file applications for and obtain patents, copyrights and trademarks in the United States and in selected foreign countries where we believe filing for such protection is appropriate. We also seek to maintain our trade secrets and confidential information by nondisclosure policies and through the use of appropriate confidentiality agreements. While we believe the protection afforded by our patents, copyrights, trademarks and trade secrets has value, our business as a whole is not significantly dependent on any one patent, copyright, trademark or trade secret. The rapidly changing technology in the electronic payments industry and uncertainties in the legal process for enforcement of intellectual property rights in certain countries make our future success more dependent on the innovative skills, technological expertise and abilities of our employees, rather than on the protection afforded by patents, copyrights, trademarks and trade secrets.
Granted patents typically have a life of twenty years from the date of filing of the application. While our earliest granted patent was filed in 1995, most of our patent applications have been filed since January 1, 2005. We believe that the duration of our patents is adequate relative to the expected lives of our products. Because of continual innovation and product development in the electronic payments industry, our products are often likely to reach their end of life before any patents related to them expire.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
4. Please consider including an “Overview” of management’s perspective on Hypercom to provide an executive level overview that provides context for the remainder of the management’s discussion and analysis. For example, identify the factors that Hypercom’s executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing Hypercom and how management is dealing with these issues. We note your disclosure regarding reconfiguring and restructuring of your global sales and marketing organizations as well as the outsourcing of manufacturing and consolidation of software, repairs and maintenance globally. Consider enhancing your disclosure to address any material trends regarding these decisions. It also appears that you are experiencing a trend of increasing product revenues in EMEA as well as the Americas and service revenue growth related to two recent acquisitions. As other examples, consider whether discussion should be added regarding pricing pressure. Refer to Release No. 33-8350.
Response:
We respectfully submit that in our Annual Report on Form 10-K for the year ended December 31, 2008 and, where appropriate, in our other periodic filings, we will move the “Overview of Financial Results”, included on page 35 of our 2007 Form 10-K to the beginning of Item 7. In addition, we will move the “2008 Outlook” currently included on page 50 to a section captioned “Overview of Financial Results” at the beginning of Item 7. In addition, we will add to our future filings on Form 10-Q an overview similar to the following, as included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008:
“2008 Overview
Operations. Hypercom Corporation is one of the largest global providers of complete electronic payment solutions and value-added services at the point of transaction. Our vision is to be the world’s most recognized and trusted brand for electronic transaction solutions through a suite of secure and certified, end-to-end electronic payment products and software, as well as through a wide range of support and maintenance services. Our customers include domestic and international financial institutions, electronic payment processors, retailers, independent sales organizations (“ISOs”) and distributors. We also sell our products to companies in the hospitality, transportation, healthcare, prepaid card and restaurant industries. Customers around the globe select us because of our proven leadership and expertise in the global electronic payments industry, commitment to our customers’ success, continued support of past and future technologies and the quality and reliability of our products and services. We deliver convenience and value to businesses that require reliable, secure, high-speed and high-volume information/data transfers.
Net revenue for the three months ended March 31, 2008 was $71.7 million, a $6.9 million or 10.6% increase over net revenue of $64.8 million for the three months ended March 31, 2007. This increase was comprised of an increase of 2.9% in products revenue and an increase 32.7% in services revenue. The primary increase in our services revenue is due to our acquisition of ACG during the first quarter of 2007 and increases in Brazil.

Products gross margin was 33.3% for the three months ended March 31, 2008, compared to 38.2% for the three months ended March 31, 2007. This decline in product gross profit is principally the result of product mix/pricing changes offset by sales volume increases.
During the first quarter of 2008, we incurred a net loss which was principally due to the expense related to restructuring activities to reconfigure our global sales and marketing organizations, the outsourcing of manufacturing and consolidation of software, repairs and maintenance functions globally as announced in 2007 as well as acquisition and integration expenses incurred related to our acquisition of TeT which was completed on April 1, 2008. These activities continue to be major risks affecting our company going forward.
2007 Restructuring. During the second quarter of 2007, we initiated a reconfiguration of our global sales and marketing organizations. In addition, we announced our intention to outsource our manufacturing and consolidate our software, repair and maintenance functions globally. Pursuant to this restructuring plan, we have undertaken the following initiatives:
•	Outsourcing our manufacturing requirements to third-party contract manufacturers, including supply chain, production, assembly, and testing presently performed in Shenzhen, China and in Atibaia, Brazil. Transitioning of our entire manufacturing operations in Shenzhen, China to third-party manufacturing partner locations began in 2007 and is expected to be completed in 2008;

•	Shutdown of manufacturing operations in Atibaia, Brazil in accordance with our plans to cease negative margin terminal sales. This activity was completed during the third quarter of 2007;

•	Consolidating global software development activities to Singapore, Latvia, and India, reducing similar activities now performed in the U.S. and Sweden. The reduction in Sweden started in the second half of 2006. The consolidation of these global development activities is complete;

•	Relocating U.S. service and repair operations from Phoenix, Arizona to Hermosillo, Mexico, which has been completed; and

•	Reorganizing and reducing the manufacturing and operations management team in Phoenix, Arizona consistent with the move to third-party contract manufacturing, which commenced in 2007 and is expected to be completed in 2008.
As a result of these actions, we incurred charges of $0.7 million during the three months ended March 31, 2008 of which $0.4 million of cost is in the Americas segment, $0.1 million in the Asia-Pacific segment, $0.2 million in the EMEA segment. We expect additional costs associated with the outsourcing of our manufacturing activities that will take place during the second quarter of 2008 and possibly into the third quarter of 2008 to approximate $1.0 million. The estimated costs are based on planned activities and circumstances known by us as of the filing of this Quarterly Report on Form 10-Q. However, due to the inherent risk of the activities being undertaken, we cannot provide assurance that these estimated additional costs will not exceed $1.0 million.
Acquisition of Thales e-Transactions. On April 1, 2008, we completed our acquisition of TeT for approximately $143.6 million in cash, which included a base purchase price of $120.0 million and approximately $15.6 million and $8.0 million, respectively, of cash and working capital adjustments. The TeT business line is a leading provider of secure card payment solutions in some of Europe’s largest markets, including France, Germany, Spain and the United Kingdom. With the acquisition,

Hypercom became the second largest provider of electronic payment solutions and services in Western Europe, solidifying our position as the third largest provider globally, and expanded our team of industry experts that will lead our company going forward.
In addition to these areas of risk, we intend to continue our focus on initiatives to drive profitability and expand the business to achieve added scale. Key initiatives include completion of the integration of TeT, market share growth in strategically targeted geographies and improving gross margins with cost reductions and value added selling. Due to the inherent risk of the activities being undertaken, we cannot provide assurance that this will be achieved, however we have a well-experienced senior management team is in place globally to specifically address and manage these key initiatives, and efforts are ongoing to recruit additional managers as part of our restructuring, as well as retaining seasoned management from Thales as part of the TeT acquisition. We will continue to leverage our existing cost structure on anticipated higher revenues in 2008. We will continue to see competitive pressures on a global basis as we and our major competitors try to expand our respective market share. These pressures will generally serve to decrease average selling prices for certain products within certain geographies. We will continue to manage our balance sheet and leverage our working capital in instances where it can help meet the objectives of our key initiatives for the remainder of 2008.”
Overview of Financial Results, page 35
5. In your discussion of “Year 2007” you indicate that increases in product revenue resulted principally from gains in mobile and multi-lane products. Your disclosure in this regard should discuss the extent to which this increase was attributable to an increase in prices or in the volume or amount of goods being sold. We note similar discussion should be provided under “Net revenue” on page 40. See Item 303(a)(3)(iii) of Regulation S-K.
Response:
We respectfully submit that in future filings we will include a discussion of the extent to which our cost of revenue and gross profit were impacted by changes in price or volume similar to the following, as included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008:
“Costs of Revenue and Gross Profit
Our costs of revenue include the cost of raw materials, manufacturing and service labor, overhead and subcontracted manufacturing costs, telecommunications costs, inventory valuation provisions as well as loan loss provisions with respect to sales-type leases included in continuing operations. Total gross profit as a percent of revenue decreased to 27.6% for the three months ended March 31, 2008 from 32.0% for the three months ended March 31, 2007.
Products gross margin was 33.3% for the three months ended March 31, 2008, compared to 38.2% for the three months ended March 31, 2007. This decline in product gross profit is principally the result of product mix/pricing changes resulting in a net $3.4 million decline in product gross margin offset by sales volume increases resulting in a net $1.8 million increase in product gross margin. The decrease in product gross margin from product mix/pricing gross margin changes was principally comprised of countertop products in EMEA and Asia-Pacific of $2.9 million as well as networking product in Asia-Pacific of $0.6 million and pin-pads in North America and EMEA of $0.7 million, offset partially by favorable product mix/pricing gross margin changes in mobile products in MCCA and EMEA of $0.6 million. The increase in product gross margin due to sales volume increases related principally to countertop and multi-lane product gross margin gains in North America of $3.4 million, countertop product gross margins in EMEA of $0.9 million, offset partially by volume declines unfavorably impacting mobile product gross margins in MCCA, EMEA and Asia-Pacific by $1.6 million and networking product gross margins principally in South America of $1.1 million. Additionally, product gross margin includes approximately $0.7 million of factory related shut-down costs as we continue to transition to contract manufacturing. We anticipate up to $1.0 million in related shut-down charges to impact product gross margin in the second quarter of 2008, although there can be no assurances of the actual amount or timing of when the factory will be completely shut down.
Services gross margin was 14.6% for the three months ended March 31, 2008, compared to 13.8% for the three months ended March 31, 2007. This increase in services gross margin is principally the result of improvements in cost control in EMEA such that with a 22% increase in asset management revenue to $1.5 million, cost of sales remained constant at approximately $1 million between the periods. The services gross margin percentage for the remaining segments remained constant on a year over year basis.”
Results of Continuing Operations, page 39
6. Tell us what consideration you gave to discussing the impact of inflation and changing prices on your net revenue and on income (loss) from continuing operations. See Item 303(a)(3)(iv) of Regulation S-K.
Response:
We respectfully submit that in future filings we will include a discussion of the impacts of inflation and changing prices on net revenue and income from continuing operations similar to the following, as included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008:
“Effect of Inflation
Inflation has not had a significant effect on our operations for any period presented above.”
7. In your comparison of the results of operations between the periods, you sometimes refer to two or more sources as components that contributed to a material change. Tell us what consideration you gave to quantifying the amount of the changes that were due to each of the factors or events that you identify. For example, we note several factors identified without quantification in your discussion of the changes in net revenue, cost of revenue and gross profit, and revenue and operating results of your business segments. See Section III.D of SEC Release 33-6835.
Response:
We respectfully submit that in future filings we will quantify the amount of changes for factors or events between quarters similar to the following as included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008:
“Net Revenue

Net revenue for the three months ended March 31, 2008 was $71.7 million, a $6.9 million or 10.6% increase over net revenue of $64.8 million for the three months ended March 31, 2007. This increase was comprised of an increase of $1.4 million or 2.9% in products revenue and an increase of $5.5 million or 32.7% in services revenue.
Products revenue increased principally from gains in countertop products of $7.7 million, or 92%, and multi-lane product sales of $2.5 million or 204%, all in North America due to stronger demand from our higher volume customer base and a stronger sales pipeline of multi-lane entering into 2008. Offsetting these gains were declines in countertop products in Brazil of $3.3 million due to the shut down of local manufacturing in September 2007 and declines in mobile products of $3.1 million due to pending customer certifications and product releases of our new mobile product group principally in EMEA and Asia-Pacific.
Services revenue increased principally from gains in Brazil of $4.0 million due to increases with existing service customers, and one in particular where the service model is geared toward higher volume (lower margin) logistics operations for our terminals as well as our competitor’s terminals. This logistics contract has been ramping upward since the beginning of 2007 and is expected to continue a gradual increase during 2008. The gain in service revenue was also impacted by the inclusion of ACG Group Pty Limited (“ACG”) for a full quarter in 2008 (acquired in February 2007), which contributed an incremental $2.0 million in revenues in the first quarter 2008. Offsetting these gains were slight net declines of $0.5 million principally from both Mexico, due to the acquisition of one of our major customers by an international bank, and declines in Asia-Pacific due to a decline in software related revenues.”
Contractual Obligations, page 49
8. Tell us what consideration you gave to including FIN 48 liabilities in your table of contractual obligations. Refer to the SEC Regulations Committee Meeting minutes on April 17, 2007.
Response:
We respectfully submit that in our Annual Report on Form 10-K for the year ended December 31, 2008, we will quantify the FIN 48 liabilities in our table of contractual obligations. Such obligations approximated $0.6 million as of December 31, 2007.
Controls and Procedures
Changes in Internal Control over Financial Reporting, page 52
9. You state that there was no significant change during the most recently completed fiscal quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us that there were no changes in your internal controls over financial reporting during your fourth fiscal quarter of 2007 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In addition, please revise your disclosures in future filings to comply with Item 308(c) of Regulation S-K.

Response:
We respectfully submit that there were no changes in our internal controls over financial reporting in the fourth fiscal quarter of 2007 which materially affected, or were reasonably likely to materially affect, our internal control over financial reporting. In addition, our disclosures in future filings will comply with Item 308(c) of Regulation S-K.
Consolidated Balance Sheets, page 57
10. We note that accrued other liabilities represent approximately 23% and 18% of total current liabilities as of December 31, 2007 and 2006, respectively. Tell us what consideration you gave to disclosing any item(s) in excess of 5% of total current liabilities pursuant to Rule 5-02.20 of Regulation S-X.
Response:
We present, as individual captions in our consolidated balance sheets, all components of current liabilities that exceed five percent of total current liabilities in accordance with Rule 5-02.20 of Regulation S-X. Prospectively, we will include a clarifying statement to this effect in the notes to our financial statements and continue to monitor such disclosures.
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition, page 64
11. We note your disclosure on page 47 indicating that in 2007 you extended payment terms for certain high credit rated customers. Describe the reasons for extending payment terms to these customers and the significant terms and conditions of the extension. Tell us whether this is a standard business practice and whether you have a history of successfully collecting under the original payment terms without making concessions. Explain how you determined that the fee was fixed or determinable under SAB Topic 13, specifically addressing footnote 5.
Response:
We respectfully submit that on occasion, our highest rated and best paying customers are provided payment terms which may add up to 30 days to their already approved payment terms, which are generally on a net 30 or net 60 day basis. This has been a standard business practice in the past and we have been successful in collecting such receivables without giving any concessions or additional consideration to the customer. Given such terms are standard and customary, and we have experience in collecting receivables with payment terms of up to 90 days, we do not consider such payment terms to be abnormal under SAB Topic 13, par 5, including footnote 5. Accordingly, we believe that, even when granting such terms, the fee is fixed and determinable.
Note 3. Business Acquisitions, page 68

12. We note your disclosures that the purchase price allocations for the ACG Group and TPI Software acquisitions were based upon independent valuation analyses. Following Securities Act Rule 436(b) of Regulation C, your filing should name the independent parties from whom you obtained these analyses and include the experts’ consents in order to alleviate having to obtain new consents for existing registration statements that automatically incorporate by reference any subsequently filed Form 10-Ks or Form 10-Qs. Tell us what consideration you gave to this rule.
Response:
We respectfully submit that the statement, “Based on independent valuation analysis” was not intended to imply reliance, but rather to indicate additional diligence in developing our estimation of the allocations of the purchase prices of these acquisitions. While we did engage a third party valuation firm to assist with valuation services, management takes full responsibility for the methods and assumptions used. To avoid any ambiguity going forward, any discussion regarding purchase price allocations in future filings will not reference a third-party valuation without naming the party providing the analysis and including their consent.
     * * * * * * *
With respect to the preceding responses to the Staff’s comments, we acknowledge the following:
•  We are responsible for the adequacy and accuracy of the disclosure in the filing;
•  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should the Staff have any additional questions or comments after reviewing this letter, we would appreciate the opportunity to discuss such comments with the Staff. Please direct any questions about this letter to me at (602) 504-4687 or Doug Reich, Senior Vice President and General Counsel at (602) 504-5055.
Sincerely,
/s/ Robert Vreeland
Robert Vreeland
Interim Chief Financial Officer
cc: Philippe Tartavull
      Douglas Reich
     Steven Pidgeon (DLA Piper US LLP)